SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No 15)*

CBS CORPORATION
(formerly named “Viacom Inc.”)

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

124857103

(CUSIP Number)

October 20, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☑	Rule 13d-1(d)

* The  remainder of this cover page shall be filled out for a reporting  person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the  Securities  Exchange  Act of 1934 (the “Act”) or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however, see the Notes).

CUSIP No. 124857103	SCHEDULE 13G	Page 2 of 6 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sumner M. Redstone
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 40,993,981*
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 40,993,981*
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,993,981*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 79.1%
12		TYPE OF REPORTING PERSON (See Instructions) IN
* Includes shares owned by NAIRI, Inc.

CUSIP No. 124857103	SCHEDULE 13G	Page 3 of 6 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) National Amusements, Inc. I.R.S. Identification No. 04-2261332
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 40,993,941*
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 40,993,941*
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,993,941*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 79.1%
12		TYPE OF REPORTING PERSON (See Instructions) CO
* Includes shares owned by NAIRI, Inc.

CUSIP No. 124857103	SCHEDULE 13G	Page 4 of 6 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NAIRI, Inc. I.R.S. Identification No. 04-3446887
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 40,993,941
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 40,993,941
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,993,941
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 79.1%
12		TYPE OF REPORTING PERSON (See Instructions) CO

The Schedule 13G previously filed by the undersigned with respect to the Class A Common Stock, par value $0.001 per share (the “Class A Common Stock”), of CBS Corporation is hereby amended as follows:

Item 2.

Item 2(b) is hereby amended and restated in its entirety as follows:

Address of Principal Business Office:  The principal business address of Sumner M. Redstone is 51 West 52nd Street, New York, NY 10019; National Amusements, Inc. (“NAI”) and NAIRI, Inc. (“NAIRI”) have their principal business address at 846 University Avenue, Norwood, MA 02062.

Item 4.

Item 4 is hereby amended and restated in its entirety as follows:

(a)  Amount Beneficially Owned:  NAIRI beneficially owns 40,993,941 shares of Class A Common Stock; NAI beneficially owns 40,993,941 shares of Class A Common Stock (including the shares owned by NAIRI); Sumner M. Redstone beneficially owns 40,993,981 shares of Class A Common Stock (including the shares owned by NAIRI).

(b)  Percent of Class:  79.1%

(c)  Number of shares as to which the person has:

(i) sole power to vote or to direct the vote:  40,993,941 shares of Class A Common Stock with respect to NAIRI; 40,993,941 shares of Class A Common Stock with respect to NAI (including the shares owned by NAIRI); 40,993,981 shares of Class A Common Stock with respect to Sumner M. Redstone (including the shares owned by NAIRI);

(ii) shared power to vote or to direct the vote:  None;

(iii) sole power to dispose or to direct the disposition:  40,993,941 shares of Class A Common Stock with respect to NAIRI; 40,993,941 shares of Class A Common Stock with respect to NAI (including the shares owned by NAIRI); 40,993,981 shares of Class A Common Stock with respect to Sumner M. Redstone (including the shares owned by NAIRI);

(iv) shared power to dispose or direct the disposition:  None

Page 5 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 5, 2010

/s/ SUMNER M. REDSTONE
Name:	Sumner M. Redstone
Title:	Individually

NAIRI, INC.

/s/ SUMNER M. REDSTONE
Name:	Sumner M. Redstone
Title:	Chairman and President

NATIONAL AMUSEMENTS, INC.

/s/ SUMNER M. REDSTONE
Name:	Sumner M. Redstone
Title:	Chairman and Chief Executive Officer

Page 6 of 6 Pages